February 13, 2019

Paul Moody
Chief Executive Officer
Quick Start Holdings, Inc.
780 Reservoir Avenue, #123
Cranston, RI 02910

       Re: Quick Start Holdings, Inc.
           Registration Statement on Form 10-12G
           Filed January 10, 2019
           File No. 000-56016

Dear Mr. Moody:

       We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

       Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

     After reviewing your response and any amendment you may file in response to these comments, we may have additional comments.

Registration Statement on Form 10-12G

Directors and Executive Officers
Prior and Current Blank Check Company Experience, page 9

1. We note that Paul Moody and/or Jeffrey DeNunzio are or were also executives, directors and/or significant shareholders of other public blank check and shell companies such as,
      Fast Lane Holdings, Inc., NL One Corporation, and Stemcell Holdings, Inc. Please
      disclose your promoters' prior performance history with such registrants, including the following:

          The registrant's name;
          The initial filing date;
          Your promoters' relationship with the registrant;
          Whether the registrant has engaged in a business combination;
 Paul Moody
FirstName LastNamePaul Moody
Quick Start Holdings, Inc.
Comapany NameQuick Start Holdings, Inc.
February 13, 2019
February 13, 2019 Page 2
Page 2
FirstName LastName

             Whether the registrant registered any offerings under the Securities Act; and
             Whether any transaction resulted in termination of your promoters' association with any blank check or shell company, including the date of such transaction, the nature and dollar amount of any consideration received, the amount of any retained equity interest, and the identity of any successor entity.
Certain Relationships and Related Transactions, and Director Independence, page
12

2. Please state the names of your promoters. We note your disclosure on page F-7 that Jeff
         DeNunzio received founder shares. See Item 404(c)(1)(i) of Regulation S-K and the definition of promoter in Rule 12b-2. Also disclose the company s transactions with any promoter. For example, we note your disclosure on page F-10 that Paul Moody paid expenses on behalf of the company totaling $1,376 as of October 31, 2018. See Item
         404(d) of Regulation S-K.
Market Price of and Dividends on the Registrant's Common Equity and Related Stockholder
Matters, page 12

3. Please clarify, if true, that your common stock is quoted on the Pink market.
Description of Registrant's Securities to be Registered, page 13

4. We note that your amended and restated certificate of incorporation identifies the Court of
         Chancery of the State of Delaware as the exclusive forum for certain litigation, including any "derivative action." Please disclose this provision in the filing, as well as whether this provision applies solely to state law claims. If it does not apply solely to state law claims, then please note that that Section 27 of the Exchange Act creates exclusive federal jurisdiction over all suits brought to enforce any duty or liability created by the Exchange
         Act or the rules and regulations thereunder and Section 22 of the Securities Act creates concurrent jurisdiction for federal and state courts over all suits brought to enforce any duty or liability created by the Securities Act or the rules and regulations thereunder. If this provision is intended to apply solely to state law claims, please also ensure that the exclusive forum provision in the amended and restated certificate of incorporation states this clearly.
Exhibits

5.       Please file your bylaws as an exhibit. See Item 15(b) of Form 10 and
Item 601(b)(3)(ii) of
         Regulation S-K.
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.
 Paul Moody
Quick Start Holdings, Inc.
February 13, 2019
Page 3

       You may contact James Giugliano at 202-551-3319 or Craig Arakawa at 202-551-3650 if
you have questions regarding comments on the financial statements and related matters. Please contact Ronald Alper at 202-551-3329 or Brigitte Lippmann at 202-551-3713 with any other questions.



                                                         Sincerely,
FirstName LastNamePaul Moody
                                                         Division of
Corporation Finance
Comapany NameQuick Start Holdings, Inc.
                                                         Office of Beverages,
Apparel and
February 13, 2019 Page 3                                 Mining
FirstName LastName